Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
July 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Karen Rossotto, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Rossotto:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 638 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Blockchain ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on April 9, 2021. The Trust responded to comments from the staff of the SEC (the “Staff”) on June 10, 2021. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on June 30, 2021 to the undersigned.
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the
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U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
PROSPECTUS

PRINCIPAL INVESTMENT STRATEGIES
1.Comment: The Fund has an independent obligation under Rule 35d-1 of the 1940 Act as a result of the reference to blockchain in the Fund’s name to adopt a policy to invest at least 80% of its assets in blockchain companies. As it is described in the Fund’s Prospectus, the Staff does not believe tracking the Underlying Index would satisfy the rule’s requirements. Please include a separate 35d-1 compliant policy in item 9 tied to blockchain companies (as appropriately defined) or explain how tracking the Underlying Index (as modified by other disclosure) creates the same result.
Response: The Registrant has revised the disclosure in the Fund’s Prospectus in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” and in the second paragraph of the section titled “ADDITIONAL INFORMATION ABOUT THE FUND” as noted below:
PRINCIPAL INVESTMENT STRATEGIES
The Fund invests at least 80% of its total assets, plus borrowings for investments purposes (if any), in the securities of the Solactive Blockchain Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Blockchain Companies and Pre-Revenue Blockchain Companies (both as defined below) as satisfying this criterion.
ADDITIONAL INFORMATION ABOUT THE FUND

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

The Fund invests at least 80% of its total assets in the securities of the Underlying Index. Solely for purposes of complying with this policy, the Fund only views securities issued by Blockchain Companies and Pre-Revenue Blockchain Companies as satisfying this criterion.
2.Comment: With respect to the explanatory disclosure for Blockchain & Digital Asset Hardware included as the fourth point in the list contained in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please supplementally provide to the Staff examples of what “infrastructure and/or hardware used in blockchain and digital activities” is to ensure that there is an appropriate nexus to blockchain.
Response: The Registrant notes that examples of “infrastructure and/or hardware used in blockchain and digital activities” include cryptocurrency mining hardware, as well as Application-Specific Integrated Circuits (ASICs) and processors used for blockchain and digital asset applications and solutions.
3.     Comment: With respect to the explanatory disclosure for Blockchain & Digital Asset Integration included as the fifth point in the list contained in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify in greater detail the companies included in this category. In particular, please indicate how closely the services provided are related to advising on blockchain specifically. Please note that the Staff may have further comments.
Response: The Registrant notes that in order for a company to be considered a “Blockchain Company” for purposes of the Rule 35d-1 compliance test, it must derive at least 50% of its revenue, operating income, or assets from products and services specifically related to blockchain and digital asset technologies. As such, for “Blockchain & Digital Asset Integration” companies, only revenues from consulting and/or engineering services specifically related to blockchain and digital asset technologies are considered in this determination. A Diversified Blockchain Company that does not derive at least 50% of its revenues, operating income, or assets from consulting and/or engineering services specifically related to blockchain and digital asset technologies (and/or the other eligible blockchain activities described in the second paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”) cannot be classified as a “Blockchain Company” and would not be considered for purposes of the Rule 35d-1 compliance test. The Registrant has supplementally provided the Staff with examples of issuers involved in “Blockchain & Digital Asset Integration” that would satisfy the definition of Blockchain Companies described in the Fund’s Prospectus and accordingly, be counted toward the Fund’s Rule 35d-1 compliance test.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

4.Comment: If the Fund intends on focusing its investments in issuers located in China, please include disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to indicate as such. In addition, if applicable, please consider revising the risk disclosures to consider any specific factors with respect to the Fund’s investment in foreign issuers, particularly issuers located in China, in light of the Fund’s principal investment strategies.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include the following sentence as the penultimate sentence of the sixth paragraph:

As of June 1, 2021, the Underlying Index had significant exposure to Chinese issuers.

In addition, the Fund has revised the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” to revise the risk factor titled “Associated Risks Related to Investing in Blockchain Companies” and to include the following risk factor titled “Risk of Investing in China” as illustrated below:
Associated Risks Related to Investing in Blockchain Companies: Blockchain companies may be adversely impacted by government regulations or economic conditions. Blockchain technology is new and its uses are in many cases untested or unclear. These companies may also have significant exposure to fluctuations in the spot prices of digital assets, particularly to the extent that demand for a company’s hardware or services may increase as the spot price of digital assets increase. Blockchain companies typically face intense competition and potentially rapid product obsolescence. In addition, many Blockchain companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Access to a given blockchain may require a specific cryptographic key (in effect a string of characters granting unique access to initiate transactions related to specific digital assets) or set of keys, the theft, loss, or destruction of which, either by accident or as a result of the efforts of a third party, could irrevocably impair a claim to the digital assets stored on that blockchain. Many Blockchain companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some Blockchain companies. For example, restrictions imposed by foreign governments, including China, on the use and mining of digital assets, may adversely impact Blockchain Companies and in turn the Fund. These companies could be negatively impacted

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

by disruptions in service caused by hardware or software failure, or by interruptions or delays in service by third-party data center hosting facilities and maintenance providers. Blockchain companies involved in digital assets may face slow adoption rates and be subject to higher levels of regulatory scrutiny in the future, which could severely impact the viability of these companies. Blockchain companies, especially smaller companies, tend to be more volatile than companies that do not rely heavily on technology. The customers and/or suppliers of Blockchain companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on Blockchain companies.

SUMMARY OF PRINICPAL RISKS

Risk of Investing in China: Investment exposure to China subjects the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation. China has experienced security concerns, such as terrorism and strained international relations, as well as major health crises. These health crises include, but are not limited to, the rapid and pandemic spread of novel viruses commonly known as SARS, MERS, and COVID-19 (Coronavirus). Such health crises could exacerbate political, social, and economic risks previously mentioned. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Elevated trade tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods and increased international pressure related to Chinese trade policy and forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed in the U.S. or in China that could impact the Fund’s ability to invest in certain companies. Chinese companies, including Chinese companies that are listed on U.S. exchanges, are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the Chinese securities in which the Fund invests may be less reliable or complete. There may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and shareholders may have limited legal remedies. Investments in China may be subject to loss due to expropriation or nationalization of assets and property or the imposition of restrictions on foreign investments and repatriation of capital. China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund. Should legislation limit U.S. investors’ ability to invest in specific Chinese companies through A-shares or other share class listings that are part of the underlying holdings, these shares may be excluded from Fund holdings.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Risk of Investing in China

The Chinese economy is subject to a considerable degree of economic, political and social instability.

Political and Social Risk
The Chinese government is authoritarian and has periodically used force to suppress civil dissent. Disparities of wealth and the pace of economic liberalization may lead to social turmoil, violence and labor unrest. In addition, China continues to experience disagreements related to integration with Hong Kong and religious and nationalist disputes in Tibet and Xinjiang. There is also a greater risk in China than in many other countries of currency fluctuations, currency nonconvertibility, interest rate fluctuations and higher rates of inflation as a result of internal social unrest or conflicts with other countries. Unanticipated political or social developments may result in sudden and significant investment losses. China’s growing income inequality, rapidly aging population and significant environmental issues also are factors that may affect the Chinese economy. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy.

Heavy Government Control and Regulation

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

The Chinese government has implemented significant economic reforms in order to liberalize trade policy, promote foreign investment in the economy, reduce government control of the economy and develop market mechanisms. There can be no assurance these reforms will continue or that they will be effective. Despite recent reform and privatizations, government control over certain sectors or enterprises and significant regulation of investment and industry is still pervasive, including restrictions on investment in companies or industries deemed to be sensitive to particular national interests, and the Chinese government may restrict foreign ownership of Chinese corporations and/or the repatriation of assets by foreign investors. Limitations or restrictions on foreign ownership of securities may have adverse effects on the liquidity and performance of the Fund and could lead to higher tracking error. Chinese government intervention in the market may have a negative impact on market sentiment, which may in turn affect the performance of the Chinese economy and the Fund’s investments. Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies that may be connected to governmental influence, lack of publicly-available information, and political and social instability.

Economic Risk
The Chinese economy has grown rapidly in the recent past and there is no assurance that this growth rate will be maintained. In fact, the Chinese economy may experience a significant slowdown as a result of, among other things, a deterioration in global demand for Chinese exports, as well as contraction in spending on domestic goods by Chinese consumers. In addition, China may experience substantial rates of inflation or economic recessions, which would have a negative effect on its economy and securities market. Delays in enterprise restructuring, slow development of well-functioning financial markets and widespread corruption have also hindered performance of the Chinese economy. China continues to receive substantial pressure from trading partners to liberalize official currency exchange rates.

Elevated geopolitical tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods, the imposition of trade and non-trade related barriers for certain Chinese companies, and increased international pressure related to Chinese trade policy, forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. The continuation or worsening of the current political climate between China and the U.S. could result in additional regulatory restrictions being contemplated or imposed on the U.S. or in China that could impact the Fund’s ability to invest in certain companies. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy and the Chinese issuers of securities in which the Fund invests. For example, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. U.S. investors may also be barred by U.S.

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

authorities from investing in certain companies, including those with ties to the military, intelligence, and security services in China. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions. Public health crises or major health-related developments may have a substantial impact on the Chinese economy or holdings in the Fund. Outbreaks of contagious viruses and diseases, including the novel viruses commonly known as SARS, MERS, and Covid-19 (Coronavirus), may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks such as volatility in exchange rates or the trading of Chinese securities listed domestically or abroad. Likewise, factories, ports, and critical infrastructure in China may close to limit contagion risk. Foreign investors’ access to domestic markets may also be limited during such health crises, especially if domestic exchanges are closed for an extended period. Market closures could interfere with the orderly trading or settlement mechanisms of Chinese securities listed domestically or abroad. The Chinese economy or holdings in the Fund may also be adversely impacted should health crises create political uncertainty or social unrest. The implications of such health crises is difficult to ascertain but may put strain on China’s supply chains, trading relationships, and international relations.

Expropriation Risk

The Chinese government maintains a major role in economic policy making and investing in China involves risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested.

Security Risk

China has strained international relations with Taiwan, India, Russia and other neighbors due to territorial disputes, historical animosities, defense concerns and other security concerns. Relations between China’s Han ethnic majority and other ethnic groups in China, including Tibetans and Uighurs, are also strained and have been marked by protests and violence. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. These situations may cause uncertainty in the Chinese market and may adversely affect the Chinese economy. In addition, conflict on the Korean Peninsula could adversely affect the Chinese economy.

Tax Risk
China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in

U.S. Securities and Exchange Commission
Attention: Karen Rossotto, Esq.
July 1, 2021

applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund.

Hong Kong Political Risk

Hong Kong reverted to Chinese sovereignty on July 1, 1997 as a Special Administrative Region (SAR) of the People’s Republic of China under the principle of “one country, two systems.” Although China is obligated to maintain the current capitalist economic and social system of Hong Kong through June 30, 2047, the continuation of economic and social freedoms enjoyed in Hong Kong is dependent on the government of China. Since 1997, there have been tensions between the Chinese government and many people in Hong Kong who perceive China as tightening of control over Hong Kong’s semi-autonomous liberal political, economic, legal, and social framework. Recent protests and unrest have increased tensions even further. Due to the interconnected nature of the Hong Kong and Chinese economies, this instability in Hong Kong may cause uncertainty in the Hong Kong and Chinese markets. In addition, the Hong Kong dollar trades at a fixed exchange rate in relation to (or, is “pegged” to) the U.S. dollar, which has contributed to the growth and stability of the Hong Kong economy. However, it is uncertain how long the currency peg will continue or what effect the establishment of an alternative exchange rate system would have on the Hong Kong economy. Because the Fund’s NAV is denominated in U.S. dollars, the establishment of an alternative exchange rate system could result in a decline in the Fund’s NAV.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.